Filed by Safran S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Zodiac Aerospace S.A.
Commission File No. 333-154066
Date: January 27, 2017

 THOMSON REUTERS STREETEVENTS  EDITED TRANSCRIPT  SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call  EVENT DATE/TIME: JANUARY 19, 2017 / 7:00AM GMT  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited withoutthe prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliatedcompanies.

JANUARY 19, 2017 / 7:00AM, SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call

CORPORATE PARTICIPANTS

Ross McInnes *Safran - Chairman of the Board*

Philippe Petitcolin *Safran - CEO*

Bernard Delpit *Safran - CFO*

CONFERENCE CALL PARTICIPANTS

Christian Laughlin *Bernstein - Analyst*

Harry Breach *Raymond James - Analyst*

PRESENTATION

Operator

Welcome to the Safran analyst investors conference call. I now hand over to Mr. Ross McInnes, Chairman of the Board; Mr. Philippe Petitcolin, CEO; and Mr. Bernard Delpit, Group CFO. Mr. McInnes, please go ahead.

Ross McInnes - *Safran - Chairman of the Board*

Thank you. Good morning to all. Today is a big day for Safran. We've agreed to make an offer for Zodiac shares, and subsequently propose a merger of the two companies, and pay our special dividend to our shareholders before the merger, conditional on the AGM's approval of the said merger.

The Board unanimously approves this transaction, of which you're about to get details from Philippe and Bernard. The Board approved it because it is the right mix, the one we were looking for of strategic growth and financial discipline.

We've demonstrated that we were serious about allocating our capital to businesses of which we're likely to be good stewards, in our chosen sweet spot of aerospace and defense. While disposing of those, whatever their quality, where understanding of the dynamics is not the sharpest.

Within just over a year of Philippe and I taking over our respective positions, we've acted on that and have agreed the disposal of our detection and of our identity and security activities.

In acquiring Zodiac, we're increasing our exposure to businesses we understand, entering some new areas in aerospace, and balancing our portfolio of aerospace activities. As you'll recall from our capital markets day presentation and other presentations by management, Zodiac ticks all the boxes. High-tech, tier one, spares and retrofit, leading positions and, as you'll hear, upside.

The structure of the deal also returns cash to shareholders while ensuring that we remain financially nimble. Tempted to say that our balance sheet will go from deck-chair laziness to reasonably set treadmill.

As former CFO, I'm glad that right balance has been sought and found. You'll note, also, that further private shareholders with long-term strategic outlook and keenness to be good stewards of the capital that they allocate, and they're investing in Safran, will join our shareholder base and our Board. That's no bad thing.

Timing. We start working in earnest on this transaction fairly recently, then the Christmas break and the early days of the New Year are a good time to ponder and garner agreements of various parties, and then move fast, given that Zodiac's own AGM today was an important deadline for all concerned.

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JANUARY 19, 2017 / 7:00AM, SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call

Finally, a Board and its Chairman in particular have two major responsibilities. Setting strategy for the businesses, and choosing management. I propose to our Board that we adapt our statutes at the next AGM to extend the compulsory retirement change for the CEO from 65 to 68.

This change does ensure that for the next few years, we do know who's going to be in charge of delivering on LEAP ramp-up, and the successful Zodiac integration, to mention two key priorities.

With that, I'll leave the floor to the duo. Philippe.

Philippe Petitcolin - *Safran - CEO*

Thank you very much, Mr. Chairman. Let's look at the presentation, which you should have in your hands by now. Page 3, what we are going to do is create, as Ross just said, a global aerospace leader.

Products -- we'll come back on this point I'm sure -- are really complementary between Zodiac and Safran. We are going to make even stronger our portfolio of products with the OEMs across all the programs and with airlines.

The business they enjoy is done directly at 40% with airlines. We have a lot of opportunities through integration and synergies. I will come back on this point.

Finally, as mentioned already, we will apply a very strong, disciplined financial approach to create value for our shareholders. I will let just Bernard talk about the page 4, the main highlights of the transaction.

Bernard Delpit - *Safran - CFO*

Yes, thank you Philippe. The key terms of the transaction are first, the price for the public tender offer, which is EUR29.47 per share. One very key part of this operation is a special dividend paid to our shareholders, prior to the merger. It's a dividend of EUR5.50 per share, and then upon the approval of the AGM -- of Safran AGM, the merger.

So that brings the transaction value at EUR9.7 billion, and we expect to close the whole thing early in 2018. That's the key terms of the transaction.

Philippe Petitcolin - *Safran - CEO*

On page 5 you have some highlights of the strength of this acquisition. They are, Zodiac is a high-technological company. They spend over EUR300 million in research and development. They create innovation -- they had last year 725 innovations. They have licenses and patents that they issue every year, year after year.

They are a tier one supplier, and we always say that looking outside, we would really focus on tier one. 90% of their business is at tier one. They have high share of aftermarket. We also told you that looking outside, we wanted somebody who had a strong aftermarket position, and they enjoy more than 20% of their business in the aftermarket.

In addition to that, they are extremely well-positioned in terms of dollar costs, as most of their businesses -- at least 30% or 40% of their businesses, are in the US.

Looking at page 6, you have a picture of the company as it has been proposed and mentioned during the last fiscal year, which I remind you starts on September 1 and finished at the end of August.

Sales of EUR5.2 billion, 33,000 employees worldwide, and as I just said, more than 20% of aftermarket.

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JANUARY 19, 2017 / 7:00AM, SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call

Going to page 7, you will see the list of the products. You are extremely familiar with the Aerosystems, which are really complementary with our products, and where we enjoy already between our electronics and defense businesses via ex-Sagem and our electrical and power division, with the ex-Labinal similar of very close position.

So we are talking about the same world, and this business by itself represents almost 40% of the total sales of Zodiac. You have, of course, also for 60%, the interior of the aircraft, between the seats and the cabin.

As you can see at the end of this page, they enjoy key market position being either the number one or the number two in all the segments of the businesses they are involved.

Page 8, what are we going to create? We are going to create the second largest group in the world in the aerospace equipment. We will get to a size of over EUR10 billion, just beyond UTC Aerospace, and we will be the second-largest group in the world for aerospace equipment.

When you include engines, outside of course of the OEM, Airbus and Boeing, we would be the number three, between UTC and GE. So a key position, a real leader worldwide.

Page 9, you have the view of the two companies and the cumulative numbers, when you take both of them. Geography not a major point. The only thing I would like to mention on this page is in the operating segment. As you can see, without our security business, today Safran has 61% of its business in aerospace propulsion, 32% in equipment and 8% in defense.

Including Zodiac, we would be a very well-balanced group of EUR21 billion of sales, doing 46% in aerospace propulsion, 48% in aircraft equipment. As you can see, we would be extremely well balanced between equipment and propulsions, defense representing 6%.

When we talk about interiors, we are not going to become an interior company. All this business between the seats and the cabin would represent only 15% of the total sales of Safran.

Going to page 10, you have a view of the headcount between Safran without our security business at 59,000 people, Zodiac Aerospace at 33,000, a total at 92,000 people. You see how [we split] all these people around the world.

Going to page 11, we can see what the new technologies which are going to be brought to (inaudible). In terms of electrical power management on board of aircraft, we will have a much stronger position than the one we enjoy today.

Even in propulsion systems, we are already working with Zodiac on the various projects, especially for tomorrow or after tomorrow, when we will talk about hybrid solution to replace turbomachinery for the propulsion of aircraft.

Electrical anti-icing, wings, nacelles, fuel systems, servovalves, these are the type of products we work already a lot with them. For example, we talk about servovalves. All the servovalves we use for our landing systems are purchased from Zodiac.

Finally, in composite material, with the knowledge we have in the composite -- in cold composites and high-temperature composites, I believe we can bring a lot of expertise to get the problems they have seen in the composites, in the manufacturing of these, behind them a lot faster than what they have been able to do so far.

Page 12 gives you a list of all the products we would be able to supply on an airplane.

Page 13, something which is also makes sense, it's a fact that in addition to the after-market, they have a large BFE business. Buyer Furnished Equipment means that all these businesses, when we talk about BFE, it's business and products directly purchased by airlines.

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JANUARY 19, 2017 / 7:00AM, SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call

When you look at Safran today, we are very well-positioned in the short- and medium-range aircraft. There's families of the 737 and the A320. They have a much better position on the large aircraft, so the 777, the A330, the A350, and these businesses, these aircraft, enjoy for the BFE business a kind of new business every five to eight years because the cabins are changed every five to eight years.

So there is an additional recurring business coming from the BFE business on large aircraft that is going to be brought to our company.

Page 14, you have the position of the different product lines of Safran and Zodiac per type of aircraft.

Page 15, synergies. We have already identified a minimum of EUR200 million of synergies. When I say already, it means that we have not looked at everything, but based on a very straight decomposition of each synergy, all the ones that we have been identified as of today would create, in less than three years, a potential of more than EUR200 million of savings.

Bernard, maybe you can talk about page 16?

Bernard Delpit - *Safran - CFO*

Yes. I'm sure you have understood that the scope of Safran will completely change in two years' time. Here, what you have is on the left-hand side, our trajectory for the aircraft equipment business as they are in Safran's perimeter today. Nothing new at that stage.

Just to mention that we will talk about the performance of our equipment business in February with the release of our yearly results. You've noticed that at the end of June we were above expectations, and that's what we want to continue to do.

In the middle, it's Zodiac Aerospace operational and financial performance, and what has been shown by Zodiac's management and communicated by the management during their '15 and '16 results announcement at the end of November. We took reasonable time to review and analyze this trajectory with interactions with the management.

We understand, and we believe that the root cause of the issues faced by Zodiac is really about the industrial challenge that Zodiac have faced at a time of steep [oil/OE] ramp-up. We believe that the management plan to improve the situation is good.

We consider that Zodiac is on the right path to recovery, and that getting back to mid double-digit operating margin by 2019/2020 is achievable.

In our assessment of the Zodiac situation, we take comfort from the strong organic growth track record, and intact commercial dynamics. We take into account the strong after-market content of those businesses, and we also consider the fact that mid double-digit margins were already achieved over several years, at times when the eurodol FX was 1.3, which would translate into roughly 16% margin, assuming a euro dollar rate of 1.15.

On the right-hand side, you have what we consider to be the combination of our aircraft equipment business and Zodiac business, and it will be incremental to the business and financial trajectory of the Group, including synergies, as Philippe mentioned, identified for EUR200 million, that will obviously fuel improvement in profitability. Second, we believe that Zodiac's recovery path will benefit from the integration in Safran operations.

Philippe, I will continue with the slide 17, just to tell you that we believe that this transaction meets our criteria, in line with what we have already cited as our financial discipline, including return on capital employed plus synergies, in line with the cost of capital by 2020.

In addition to the attractive value creation aspect that we described, the transaction is also -- and that's key -- an opportunity for us to optimize our balance sheet structure while remaining within reasonable limits.

We are putting our existing and upcoming cash at work to create value for our shareholders. We are also benefitting from the positive debt market conditions, and we have already secured EUR4 billion bridge loan pre-announcement.

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JANUARY 19, 2017 / 7:00AM, SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call

Following the completion of the transaction, we expect to remain in line with our stated objective of adjusted net debt or adjusted EBITDA of around 2.5x, assuming 100% of the targeted shares are tendered in the public.

This level of leverage is deemed consistent with an investment grade-like profile. Moreover, given the solid cash generation profile of Safran and the combined entity, we expect a rapid deleveraging profile of Safran.

Philippe Petitcolin - *Safran - CEO*

Thank you Bernard. Page 18 has been covered by Ross already, regarding the shareholding -- the Board of Directors, and what is going to be proposed for the executive management.

Page 19, key priorities. All of this will not distract the top priorities of Safran, which is the LEAP. That's a key formal announcement on my side. I will not change a key priorities on the LEAP. The LEAP is on track. You may have some questions later on, on the session of questions, but the LEAP is on track and we will keep, of course, the same priority and the same emphasis on the development and ramping-up of our production of LEAP.

We will, of course, launch the integration plan by 2017 -- end of 2017, and we will, of course, take care of our capital allocations for the future.

Page 20. Look at the timing. Public offer completion should be -- is expected by Q4 2017, and the merger completion expected by early 2018. This is what we wanted to let you know. Of course, we have a couple of minutes now if you have some questions for us. Thank you very much.

QUESTIONS AND ANSWERS

Operator

(Operator instructions). We have the first question from Mr. Christian Laughlin from Bernstein. Sir, please go ahead.

Christian Laughlin - *Bernstein - Analyst*

Thank you, good morning gentlemen. Just two questions from me, more qualitative and high-level really.

Firstly, could you provide some color on how you're thinking of managing the integration over the next year so that it does not take, particularly senior management, bandwidth away from Safran and specifically from the LEAP ramp, and put the risk of not picking up early -- or detecting problems early, and negatively impacting the LEAP ramp.

So that's the first question around managing senior management resources and time to the LEAP versus the Zodiac integration.

Then the second question is, basically asking for an elaboration on Bernard's comment earlier that your view is that you see Zodiac's recovery, operational recovery, benefitting from integration with Safran operational management.

If you could just elaborate a bit on specifically what does that mean, and what does that imply for accelerating Zodiac's recovery, given that the financial recovery you've guided to is pretty much congruent with what Zodiac's existing recovery plan calls for in terms of margin performance at 2018/2019.

Thank you.

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JANUARY 19, 2017 / 7:00AM, SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call

Philippe Petitcolin - *Safran - CEO*

You know, I would try to answer this question, Christian, but to be totally honest, during the first half of 2017 there will be no interaction because the company is going to remain a separate entity from Safran, and until the public offer is done -- and I hope it will be successful, of course -- there is absolutely no interaction between Safran and Zodiac.

So the management, the key people, the operational people will not be involved at all in any of the points related to the merger of this company.

Regarding the LEAP, again, if you look at the staff of Safran we have at most 60,000 people today, outside of our security business and our rocket, space people. We had 70,000 before, we are now a bit less than 60,000 because of these two decisions, to sell our security business and to create the Safran launcher with Airbus on the space rocket systems.

We don't (inaudible). I mean, a key point of Safran, and I'm sure you will remember I mentioned that many times already. I mean, the people who come to Safran, start to work for Safran, they spend almost all their life with us.

So we have a huge quantity of people that I cannot promote, because I cannot promote everybody. We are not the Mexican army. We are not going to have more bosses than people who do the job.

So I have a large quantity of talented people that are not today on the LEAP program, or on the other key development program, that I can within a couple of weeks move to another challenge without interfering with the productivity or the development of any program, including of course the LEAP.

So I'm not too worried. I'm not worried at all, regarding all of this. We have to be extremely careful, but again, I am not at all worried about the risk related to the LEAP, which could be less focused on our side or where I could take some people from the LEAP and move them outside.

When you look at the performance of Zodiac, in the systems, they are at 17% profit. They are a lot better than us. I remind you that I committed to improve our equipment performance by [108] points per year for the next five years. We were at less than 10% in 2015.

Of course, I cannot tell you exactly how we are going to end 2016, but when you look at our performance at the end of June 2016, we were perfectly in line to achieve more than 10% of profit in our equipment business, but very close to 10%, you know? Over 10%, but not at the 17% they enjoy today.

So they are doing extremely well in systems. The performance is really bad on interiors, and that deteriorated over the last two years, but when you look at their performance in interior including seats and cabin in 2013/2014, they were enjoying 12%, 13%, 14% of profit.

So the key for us is, do we have the expertise? Do we believe we will be able to accelerate the recovery, and is the recovery going to bring them back to where they were, or even higher or lower?

We believe, based on what we have seen, what we have discussed with them that yes, they are at the bottom of their performance. Yes, it's just started the recovery. Yes, I believe we have the resources, the expertise, the people, outside of the LEAP without distracting our existing developments to accelerate this recovery.

It's basically, we are talking about engineering. We are talking about quality. We are going to talk about supply chain and industrialization, and maybe some discipline in terms of production. Today, there are too many things done with too many suppliers in too many places.

It will take a bit of time, but I believe, again, we know how to accelerate their recovery. Do we think the recovery will bring them back to where they were? Yes, I think they will bring them back to where they were.

If you have a question on the exchange rate, Bernard is going to tell you that it is going to be even better than what they have enjoyed today. Thank you.

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JANUARY 19, 2017 / 7:00AM, SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call

Christian Laughlin - *Bernstein - Analyst*

Okay, great. Thank you.

Operator

The next question is from Mr. (inaudible) from UBS. Sir, please go ahead.

Unidentified Participant

Good morning, congratulations on the announcement. I've just got a couple of procedural questions. Firstly, can you just give some more clarity on where we'll need to file these anti-trust approvals, given that the sales split -- we're presuming there's a US, an EC, a Chinese (inaudible) amongst others.

Just secondly, in terms of the regulatory approval processes, can you clarify if there are any specific governmental approvals? Whether it's with the French defense ministry, or potentially with the US national security regulator CFIUS. Thank you.

Philippe Petitcolin - *Safran - CEO*

You are right, we will have to file, of course, all the anti-trust procedures including, of course, in the EU but not only in the EU. There are a list of countries which have been identified where we know we will have to fill these requirements for anti-trust.

Looking at the portfolio of products, I believe that if today there is an area of overlap where we will have to be extremely disciplined in terms of outcome. It's the electrical system, and more precisely the primary and the secondary distribution electrical boxes.

As you may remember they are within Zodiac, an ex-company called [EC]. They called it EC, now it's Zodiac Electrical Systems, I think, where they build distribution boxes, primary and secondary, based on contactors, smart contactors they've developed.

We purchased, a couple of years ago, a division from Eaton which basically produces similar kind of components. We believe it's okay, but when you talk about risk and anti-trust filing, that's where we see potentially some risks, and we will prepare, of course, some proposals to the commissions and to the anti-trust authorities in order to be sure that it does not create problems for us.

This is what we have seen so far regarding the CFIUS of course, we will have to file all these forms with the CFIUS. Again, with the CFIUS, we don't expect, at this stage, any major problems. We have looked at it, but we don't expect any major problems.

It is a bit early for us to go too much into detail on these two topics which are topics that of course we will look at very seriously. But at this stage, we do not expect, again, neither with the CFIUS nor with the anti-trust, any major issue.

Unidentified Participant

Thank you very much.

Operator

The next question is from Mr. Harry Breach from Raymond James. Sir, please go ahead.

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JANUARY 19, 2017 / 7:00AM, SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call

Harry Breach - *Raymond James - Analyst*

Thank you. Morning, Philippe. Morning, Bernard. Can I ask you three questions? Firstly, you mentioned I think, Philippe, earlier on about your discussions really getting going over the Christmas and New Year period.

Can you help us to understand how many weeks of operational, accounting, legal due diligence you had to look into Zodiac to understand their business and issues there?

Second question was about the synergies. I think that the EUR200 million run-rate does look very impressive, and thank you very much for the helpful analysis you gave us in the presentation.

I guess I'm wondering what your assumption is about the retention of those synergies. We see scope and scope-plus with a nearby manufacturer. We see partnering for success too, a little bit further away. What do you assume about your ability to retain those synergies?

Then finally, just a really easy one for you. Given there is the cash offer, and then the exchange ratio, what do you assume about the take-up of cash versus Safran shares by Zodiac shareholders overall? I know the family members have committed to take shares.

Then finally, if I can add another one Philippe -- sorry to be cheeky. Board members, can you let me know how many of the current Zodiac board will be moving on to the Safran board? I'm assuming Mr. Domange, but can you let us know how many others? Thank you.

Philippe Petitcolin - *Safran - CEO*

I will -- Harry, I will answer the question on synergies and the board, and I will let Bernard start with the two other questions you asked.

Bernard Delpit - *Safran - CFO*

Regarding diligence, we worked, of course, with public information, because Zodiac is a listed company. So we have worked with the public information and interactions with the management to understand the underlying trends and to understand how they manage the company.

But again, it's customary for two listed entities -- you can't expect to have the kind of vendor's due diligence that you have for private companies. It's not the case, of course.

For the take-up, between the cash and the shares, we don't take any hypothesis at that stage. We believe that both branch are interesting for investors. You've seen that the premium on yesterday's spot price is 26%.

I think it's a good -- it's good for Zodiac's shareholders, and of course the return shareholders of Zodiac will take the share component of the offer, which is completely consistent, of course, with the cash offer. When discussing the impact on Zodiac -- sorry, Safran balance sheet, we have taken the [as they hypothesis] that the tender offer will be 100% successful.

Philippe Petitcolin - *Safran - CEO*

Regarding, Harry -- regarding your question on synergies, you mentioned first the synergies. The synergies themselves, I believe we have been extremely conservative. We looked item by item, and to reach EUR200 million, we looked, of course, at the additional items and categories that we usually see in this kind of thing.

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JANUARY 19, 2017 / 7:00AM, SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call

Headquarters, of course. We will not stay with two headquarters. That's the first item on the list. Research and technology, we have this small of a lab in distribution -- electrical distribution. We spend, research and technology both for this item and this technology. We will not keep two different research and technology labs on electrical distribution boxes.

Production and supply of production when we buy. We didn't see a lot. We didn't take a lot in production, because we don't have the same suppliers. So the supplier base will not be too impacted.

Just to give you an example, their direct production purchases amount a bit less than EUR2 billion, and we took about 1% of production. So you see, we have not been very pushy, because we did not identify a lot of common suppliers where we could put a lot of leverage.

On the other hand, we have a lot of synergies coming from the non-production purchases. When you talk about the freight, when you talk about IT, when you talk about travel, when you talk about supplies, when you talk about shows, when you talk about seminars, we have identified line by line, and the amounts we spend are very high.

I don't want to go into too many details, but we are going to go to an award show with Bernard on the next couple of days. We'll be in Paris this afternoon. We'll be in London tomorrow. We'll be in New York Monday and Tuesday, and of course, for the ones who are going to want to see us, and we of course would like to spend some time with all of you -- most of you -- we will be able to give you a lot more details about the synergies.

So we are totally confident on this EUR200 million. You mentioned the point that are you going to give away these improvements on the scope-plus with Airbus or the partnering for success with Boeing. I don't think so. They have already signed their contract, we checked that, on scope-plus for example, and partnering for success.

Don't forget that they have also a lot of business directly with the airlines, and the scope-plus and the partnering for success do not apply. They apply only for the SFE, and again we do not intend to give away these synergies to an additional partnering for success two, or partnering for success three.

The last point you -- the last question you asked, Harry, was related to board members. The Zodiac current board will have two board members on the new Safran board. They will decide who they will put on the board. This question has not been discussed yet.

Bernard Delpit - *Safran - CFO*

If I may, Philippe, just add one comment on synergies. You all know we are conservative managers, and we are confident we can generate more synergies than the ones we have factored in this operation.

To illustrate better synergies represent roughly 4% of sales, which is relatively conservative compared to industry standards, with an average more of 4.8% or 5%, and more conservative than similar transactions, for example the Rockwell Collins BEA where it was 5.6%.

Harry Breach - *Raymond James - Analyst*

Thank you very much.

Philippe Petitcolin - *Safran - CEO*

The last question? Did you still have one question?

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JANUARY 19, 2017 / 7:00AM, SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call

Operator

We have a question from Mr. Oliver (inaudible) from Investec. Sir, please go ahead.

Unidentified Participant

Hi there, thanks for taking my questions. I've just got two very quick ones.

The first one is, are the conditions on the tender offer the same as the merger? I see from the presentation that shareholder approvals are required for the merger. Are they also required for the tender and if so, do you have any idea when these shareholder meetings are going to take place?

Then the second one was just more generally trying to figure out why the timetable is so long. I mean, it feels like it shouldn't take almost a year for the transaction to happen. I just wanted to get come color on how you see the process running through this year. Thanks.

Bernard Delpit - *Safran - CFO*

I will answer the first question. There is no condition for the tender offer. It is a cash offer, and we will do it as soon as possible. As soon as possible means somewhere in the summer. You can't expect such a transaction to be performed quicker.

So you don't have the same kind of conditions as for the merger of course, which has to be approved by the shareholder meeting. So it's different from a procedural point of view.

Philippe Petitcolin - *Safran - CEO*

Regarding your second question, I agree with you. I would like it to go faster, but based on all the (inaudible) things that have to be filled, and the official procedures, everybody is telling me that it is impossible to go faster than that.

So we have specialists, you have a lot of people around this deal, and everybody's pushing as fast as they can. If you can improve that, and shorten this lead-time, we'll be more than happy. Like you, I believe that as soon as it has been announced, faster you get your hands on it, better you feel at the end of it.

But again, there are things which, apparently, cannot be shortened. Again, I trust the colleagues here, the people who tell us, and regulatory processes make it today with an end at the beginning of 2018. Again, if it can go faster than that, we do.

Thank you very much again. I want to remind you that Bernard and I will be on the road the next four or five days. We will in Paris this afternoon, we'll be in London tomorrow and New York Monday and Tuesday of next week.

You all know Peter, and call Peter if you are interested to meet with us. Of course, we will be more than happy to see each of you and discuss more in details about this superb transaction for our group. Thank you very much, have a nice day.

Operator

Ladies and gentlemen, this concludes the conference call. Thank you all for your participation, you may now disconnect.

11

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JANUARY 19, 2017 / 7:00AM, SAF.PA - Safran SA to Acquire Zodiac Aerospace SA Call  DISCLAIMER  Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.  In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based uponcurrent expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are morespecifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of theassumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.  THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION,THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUMEANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLECOMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.  ©2017, Thomson Reuters. All Rights Reserved. 7561829-2017-01-19T15:51:24.337  12  THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us  ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited withoutthe prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliatedcompanies.

IMPORTANT ADDITIONAL INFORMATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The tender offer and the merger are subject to consultation of the work’s council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.

It is intended that Safran and Zodiac Aerospace will file with the French Market Authority (“AMF”) a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac Aerospace into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac Aerospace, the contemplated transactions and related matters.

ADDITIONAL U.S. INFORMATION

Any securities to be issued under the transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The transaction will be submitted to the shareholders of Zodiac Aerospace for their consideration. If registration with the U.S. Securities and Exchange Commission (the “SEC”) is required in connection with the transaction, Safran will prepare a prospectus for Zodiac Aerospace’s shareholders to be filed with the SEC, will mail the prospectus to Zodiac Aerospace’s shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information.  If registration with the SEC is required in connection with the transaction, shareholders of Zodiac Aerospace will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC’s web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the proposed business combination will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to Safran, Zodiac Aerospace and their combined businesses, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac Aerospace and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran’s or Zodiac Aerospace’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the ability obtain the approval of the transaction by shareholders; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran’s or Zodiac Aerospace’s ability to successfully implement and complete its plans and strategies and to meet its targets; and the benefits from Safran’s or Zodiac Aerospace’s (and their combined businesses) plans and strategies being less than anticipated. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac Aerospace do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.